SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated September 5, 2024 between
Professionally Managed Portfolios
and
CONGRESS ASSET MANAGEMENT, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Congress Large Cap Growth ETF	0.65%
Congress SMid Growth ETF	0.68%
Congress Intermediate Bond ETF	0.35%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of August 14-15, 2024.
Professionally Managed Portfolios, on behalf of each Fund listed on this Schedule A

By: /s/Jason Hadler
Name: Jason Hadler
Title: President & Principal Executive Officer

CONGRESS ASSET MANAGEMENT, LLC

By: /s/Christopher Lagan
Name: Christopher Lagan
Title: President